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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                            RALLY'S HAMBURGERS, INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                          Title of Class of Securities

                                  751203-10-0
                                  -----------
                                 (CUSIP Number)


                                Robert A. Wilson
                 Vice President, General Counsel and Secretary

                             CKE Restaurants, Inc.
                          1200 North Harbor Boulevard
                           Anaheim, California  92801
                              Tel. (714) 774-5796

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               NOVEMBER 27, 1996
                               -----------------
            (Date of Event Which Requires Filing of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box //.

      Check the following box if a fee is being paid with the statement.




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                                 SCHEDULE 13D/A

CUSIP NO.: 374503 1 10 0

(1)     NAME OF REPORTING PERSON:

        CKE Restaurants, Inc.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

        IRS No. 33-0602639

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [x]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS: WC

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)     SOLE VOTING POWER:   5,076,622   (1) (2)

(8)     SHARED VOTING POWER:  0

(9)     SOLE DISPOSITIVE POWER: 5,076,622  (1) (2)

(10)    SHARED DISPOSITIVE POWER:   0

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON: 5,076,622  (1) (2)

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES: [X]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.3%

(14)    TYPE OF REPORTING PERSON: CO

------------------------------

(1) Mr. William P. Foley, II, is Chairman of the Board and Chief Executive Officer of CKE Restaurants, Inc. ("CKE"). A limited partner whose general partner is controlled by Mr. Foley owns 19.4% of the outstanding Common Stock of CKE, and Fidelity owns 2.7% of the outstanding Common Stock of CKE. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of CKE. Mr. Foley disclaims beneficial ownership of any of the shares of Common Stock held by CKE.

(2) Includes shares of Common Stock issuable upon exercise of (i) 587,607 currently exercisable options and (ii) 775,488 warrants. See Item 5 of this Amendment to Schedule 13D.

(3) Based upon 21,762,890 shares of Common Stock outstanding as of November 5, 1996.





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ITEM 1.  SECURITY AND ISSUER.

         This Amendment Number 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on September 26, 1996, as heretofore amended (the "Schedule 13D/A") with respect to the Common Stock, par value $0.10 per share (the "Common Stock") of Rally's Hamburgers, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
          CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended to add the following:

         In addition to the 4,301,166 shares of Common Stock reported on
Schedule 13D, on September 26, 1996, CKE also received 775,488 warrants pursuant to its exercise of rights under the Company's Rights Offering, CKE acquired 587,607 shares of Common Stock pursuant to the exercise of certain $3.00 options on November 27, 1996, at an aggregate purchase price of $1,762,821, which purchase price was funded from CKE's general working capital funds.

         Of the 5,076,622 shares of Common Stock to which this Statement relates (a) 587,607 were acquired on November 27, 1996, by exercise of the Company's $3.00 options, (b) 2,350,432 were purchased by CKE on May 3, 1996, for an aggregate purchase price of $4,113,256.00, which purchase price was funded from general working capital funds, (c) 775,488 shares of common stock and 775,488 warrants for the purchase of common stock were acquired by CKE on September 26, 1996 due to its exercise of rights under the Company's Rights Offering and (d) 587,607 are the subject of currently exercisable options
granted to CKE.   No brokerage commissions were paid in connection with these purchases.


ITEM 4.   PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended to add a paragraph as follows:

         On November 26, 1996, CKE exercised 587,607 of its $3.00 options for an aggregate purchase price of $1,762,821.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

            Section (a) of Item 5 of the Schedule 13D is hereby amended as follows:

            (a) As of the close of business November 27, 1996, CKE is the beneficial owner of 5,076,622 shares of Common Stock including 3,713,527 shares which are owned directly by CKE, 775,488 warrants to purchase common stock and 587,607 shares which are the subject of currently exercisable options granted to CKE, which constitute in the aggregate 23.3% of the outstanding shares of Common Stock (based on 21,762,890 shares of Common Stock outstanding as of November 5, 1996). CKE disclaims beneficial ownership of any of the shares of Common Stock owned by Fidelity.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         December 4, 1996               CKE RESTAURANTS, INC.



                                        By:  /s/ ROBERT A. WILSON
                                            -----------------------------------
                                            Robert A. Wilson
                                            Vice President, General Counsel
                                            and Secretary





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